UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Commission File Number 001-15244
CREDIT SUISSE GROUP
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Credit Suisse Group is filing this amendment to the three reports on Form 6-K (accession numbers 0001370368-08-000005, 0001370368-08-000006 and 0001370368-08-000007) filed with or furnished to the Commission on February 12, 2008, to reflect the revaluation of certain asset-backed securities (ABS) positions in its collateralized debt obligation (CDO) trading business.

As announced on February 19, 2008, in connection with ongoing internal control processes, we identified mismarks and pricing errors by a small number of traders in certain ABS positions in our CDO trading business in Investment Banking, and immediately undertook an internal review of this business. As a result of this internal review, which is now complete, we recorded total valuation reductions of CHF 2.86 billion (USD 2.65 billion) as a result of revaluing these positions. A significant portion of the reductions reflected adverse market developments in the first quarter of 2008. These valuation reductions include a CHF 1,177 million reduction in net revenues and a CHF 789 million reduction in net income from the amounts we previously reported for the fourth quarter and full-year 2007, and such reductions are reflected in the consolidated financial statements and related discussion of our financial condition, results of operations and cash flows and other information included in the Annual Report 2007 on Form 20-F (2007 20-F) for Credit Suisse Group and Credit Suisse, our Swiss bank subsidiary (Bank), filed with the Commission today. For further information, we refer you to section II – Operating and financial review – Credit Suisse – Revaluing of certain asset-backed securities in the 2007 20-F.

The revised Financial Review 4Q07 and revised Financial Statements 4Q07, which are attached as an exhibit to this Form 6-K/A and incorporated herein by reference, supersede and replace in their entirety the information included or incorporated by reference in the reports on Form 6-K (accession numbers 0001370368-08-000005 and 0001370368-08-000007) relating to Credit Suisse Group.

The Bank’s operating results, cash flows and prospects are substantially the same as the results from continuing operations, cash flows from continuing operations and prospects of Credit Suisse Group. The operating and financial information for Private Banking, Investment Banking and Asset Management, the three operating segments of Credit Suisse Group and the Bank, on pages 10 through 20 in the revised Financial Review 4Q07 and Note 22 –Subsidiary guarantee information in the revised Financial Statements 4Q07, incorporated by reference in this Form 6-K, supersede and replace in their entirety the information included or incorporated by reference in the report on Form 6-K (accession number 0001370368-08-000006) relating to the Bank.

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-132936).

Exhibits
No. Description

99.1 Financial Review 4Q07 (revised).

99.2 Financial Statements 4Q07 (revised).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date: March 20, 2008

By:
/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer